Exhibit 99.1

VeriSilicon and SMIC Jointly Announce

Standard Design Platform for SMIC’s Advanced 0.13-micron CMOS Process Technology

[Shanghai, China - October 28, 2005] VeriSilicon Holdings Co., Ltd. (VeriSilicon), a leading ASIC design foundry targeted at China -based foundries, and Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; HKSE: 981), one of the leading semiconductor foundries in the world, jointly announced today the release of VeriSilicon’s Standard Design Platform for SMIC’s advanced 0.13-micron CMOS process. The Standard Design Platform includes memory compilers for single port and dual port SRAM, Diffusion programmable ROM, Two-Port Register File Compiler, standard cell library and I/O cell library.

The Standard Design Platform was optimized specifically for high density, high speed, low power, low leakage, and has been proven in silicon through SMIC’s comprehensive 0.13-micron Silicon Shuttle Prototyping Service. In addition, the design platform supports industry-leading EDA tools, including Cadence, Magma, Mentor Graphics and Synopsys.

“We have developed low power and low leakage technologies for this newly released standard design platform optimized specifically for SMIC’s advanced 0.13-micron process. The technology can significantly reduce the power consumption of the IC, thereby, greatly benefiting the IC in some applications, such as handheld equipment.” said Dr. Wayne Dai, President and CEO of VeriSilicon, “More than 500 customers worldwide have downloaded VeriSilicon’s Standard Design Platforms for their designs and many complex, multi-million gates SoCs have achieved first silicon success and started volume production.”

“Many of our chips were produced using VeriSilicon’s standard design platforms for SMIC’s 0.25micron, 0.18-micron, and 0.15-micron process. VeriSilicon again delivered SMIC’s 0.13micron Standard Design Platform in a timely manner.” said Dr. Richard Chang, President and CEO of SMIC, “VeriSilicon is one of the top design service partners for SMIC. We have jointly achieved many successful projects during our close cooperation with VeriSilicon in the past four years. VeriSilicon’s standard design platforms, together with their SoC design capability, coupled with SMIC’s advanced technologies, enable both of our businesses to further grow inside and outside of China. “

About VeriSilicon Holdings Co., Ltd.

VeriSilicon Holdings Co., Ltd. is a fabless ASIC design foundry focusing on providing semiconductor IP, design services and turnkey services including manufacturing, packaging, testing, and delivery. VeriSilicon has operation centers in Shanghai, China, Silicon Valley, US, Taipei, Taiwan, and Tokyo, Japan to service worldwide customers. Over 400 customers worldwide have licensed VeriSilicon’s IPs and Standard Design Platforms (SDPs), including standard cell libraries, IO cell libraries, memory compilers, optimized specifically for wafer foundries, such as Semiconductor Manufacturing

International Corporation (SMIC), covering 0.13µm, 0.15µm, 0.18µm and 0.25µm process technologies. VeriSilicon has achieved the first silicon success and started volume production of many complex, multi-million gates ASICs using 0.18 um and below technologies at China based wafer foundries. VeriSilicon is the first and only ARM certified design center (ATAP) and the first and only LSI certified ZSP design center in mainland China. In 2005, VeriSilicon has been names one of the Red Herring 100 Private Companies of Asia. For more information, please visit www.verisilicon.com.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.11-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, BS7799 and ISO14001 certifications. For additional information, please visit http://www.smics.com.

Safe Harbor Statements

(Under the U.S. Private Securities Litigation Reform Act of 1995)

Certain statements contained in this press release, including the statement that “VeriSilicon’s standard design platforms, together with their SoC design capability, coupled with SMIC’s advanced technologies, enable both of our businesses to further grow inside and outside of China”, may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual events, and/or the actual performance, financial condition or results of operations of SMIC to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2005 and such other documents that SMIC may file with the SEC or The Stock Exchange of Hong Kong Limited from time to time.

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News Release

Contacts:

SMIC	VeriSilicon
Reiko Chang	Jeff Feng
PR	Marketing
+86 (21) 5080 2000 ext 10544	+86 (21) 51311118 ext 201
PR@smics.com	jfeng@verisilicon.com

For release on Friday, October 28, 2005